UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form
             N-SAR

                       For Period Ended: DECEMBER 29, 2001
                                -----------------
                 / / Transition Report on Form 10-K
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q
                 / / Transition Report on Form N-SAR For the
                 Transition Period Ended:
                                           -----------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                BriteSmile, Inc.
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                            (Full Name of Registrant)

                                       N/A
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                           (Former Name if Applicable)

                              490 North Wiget Lane
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           (Address of Principal Executive Office (Street and Number))

                         Walnut Creek, California 94598
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                           (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company recently concluded a routine inquiry by the U.S. Securities and Exchange Commission regarding the timing of revenue recognition related to the sale of the Company's key-cards and access codes to Associated Centers. Previously, the Company had recognized revenues from Associated Centers when the non-refundable key cards were shipped or access codes delivered. The Company will now reflect recognition of revenue from Associated Centers ratably over the estimated 30-day period in which Associated Centers perform whitening procedures after purchasing key cards or access codes. This new policy has been reflected in the Company's published year-end 2001 results, and in the prior year comparative numbers. See Company's Earnings Release dated March 27, 2002.

Although adoption of the 30-day recognition policy has no material effect on the Company's operating results, management requires additional time to insure that the new policy is fully and accurately implemented in its Annual Report on Form 10-K for the year ended December 29, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peter Hausback, Chief Financial Officer           925           941-6260
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                 (Name)                       (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                BriteSmile, Inc.
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                  (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   3/29/02                    By   /s/ Peter Hausback
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                                         Peter Hausback, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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